Contact

www.linkedin.com/in/dachigubadze
(LinkedIn)

Top Skills

Product Management
Team Leadership
Business Development

Languages

Russian (Limited Working)
Georgian (Native or Bilingual)
Dutch (Limited Working)
English (Full Professional)

Certifications

Professional Scrum Master

Honors-Awards

2-Year Full Degree Scholarship for M.Sc. Economics (24,000 Euro)

Scholarship for B.Sc. Studies (100% of Tuition Fee)

Scholarship for PhD Research (32,000 Euro)

Dachi Gubadze

COO at Stack
Amsterdam, North Holland, Netherlands

Summary

With a B.Sc. in Physics, a Ph.D. in Econ, and 8 years of hands-on experience in the tech sector as a Founder and Head of Operations, I offer a distinctive blend of expertise in Operations, Business Development, and product management.

Experience

Stack Browser

5 years 5 months

Chief Operating Officer

September 2020 - Present (3 years 3 months)
Amsterdam, North Holland, Netherlands

Stack is a productivity-focused spatial browser streamlining digital workspaces for knowledge workers. It blends the best aspects of OS and conventional internet browsers, making online interaction more natural and effortless.

As a Chief Operating Officer at Stack, I've overseen a wide range of responsibilities from operational management to product strategy, leading various key initiatives, such as:

Agile Product Development Framework Innovation
• Led scrum team to devise our own agile framework, merging Basecamp Shape-up with Linear.
• Achieved a 30% increase in velocity and a 50% reduction in project overrun.

Cross-functional Teamwork Optimization
• Established company rituals and crafted a 'culture manifesto' based on shared values.
• Introduced concepts such as 'Mindful Leader' and 'Trustful Follower' to streamline decision-making.
• Unified team, reduced internal conflicts, and boosted job satisfaction by 30%.

CRM Automation with Intercom

• Developed robust CRM using Intercom, automating 85% of tickets via Chatbots, FAQ, and HelpCenter.
• Streamlined integration of user feedback into product development processes.

SEO Optimization and Traffic Growth
• Built SEO team; devised our own Article Publishing framework; led backlink build-up process.
• Increased Domain Authority from 36 to 52 and monthly web traffic from 0 to 200K+ in 5 months.

Co-Founder & VP of Operations
July 2018 - September 2020 (2 years 3 months)
Amsterdam, North Holland, Netherlands

During the first days of Stack, as Co-Founder and VP of Operations, I was in charge of key foundational areas such as:

Legal & Incorporation
• Incorporated companies in three countries US, the Netherlands, and Georgia.
• Ensured legal compliance across these diverse jurisdictions.

Fundraising
• Led the company through several fundraising cycles; engaged personally with 250+ VCs.
• Raised $5 million from 11 investors (8 VCs, 2 Angels, 1 Accelerator) across 10 countries.

Hiring
• Devised an efficient hiring framework; led recruitment efforts, expanding team from 3 to 19 in 12 months.
• Attracted top talent from companies like Opera, Slack, and Philips.

Product Launches
• Successfully launched Stack Beta on ProductHunt, becoming N1 Product of the Day.
• Led pre-sales of Stack PRO lifetime packages generating $120K in 3 months.
• Led launch of Stack Spaceships NFT generating $60K in 24 hours.

United Nations University-MERIT
Research Fellow
September 2016 - September 2019 (3 years 1 month)

Maastricht, Limburg, Netherlands

The United Nations University (UNU-MERIT) is a joint research and training institute of the UN and Maastricht University focusing on research and education in the field of innovation and technology.

As a Research Fellow, in addition to engaging in a variety of research activities, I also:

• Taught 3 courses to master's students (Public Economics, Public Policy Analysis, Empirical Methods)
• Consistently received the highest evaluation scores over the semesters;
• Organized weekly seminars, inviting international researchers to present their latest papers;
• Organized the annual internal conference, facilitating 100+ presentations on a innovation-driven topics;

NextMart Holdings Limited

Director of Operations

2015 - 2016 (1 year)

Dubai, United Arab Emirates

NextMart is a web and mobile application allowing users to order groceries and other consumer goods from their local neighborhood supermarkets and grocery stores. As a Director of Operations, I

• Spearheaded fundraising efforts, securing $100K from local angel investors for MVP development.
• Established partnerships with stores for online ordering, integrating them into NextMart's platform.
• Developed end-to-end operational processes, from product display to order fulfillment and delivery.

Lilo Mall

2 years

Operations Manager

August 2012 - August 2013 (1 year 1 month)

Tbilisi, Georgia

LiloMall is the largest shopping center in the Caucasus region, housing over 6,000 shops, and entertainment centers, making it a unique hub for shoppers and visitors alike.

As a Product Manager at Lilo Mall, I facilitated:

• Establishment of a logistics company, optimizing tenants' import processes from China.
• Launch of LiloMall's first web & mobile e-commerce platform. Later evolved into: https://liloshop.ge/

Operations Specialist

September 2011 - August 2012 (1 year)
Tbilisi, Georgia

• Led the optimization of in-mall navigation, improving customer flow and access to stores.
• Implemented innovative customer feedback systems to identify and address key areas for improvement.

Education

Maastricht University

Doctor of Philosophy (Ph.D.), Economics · (2016 - 2019)

Friedrich-Schiller-Universität Jena

Master of Science (M.Sc.) in Economics, Innovation Economics · (2013 - 2015)

Universität Bremen

Visiting (Exchange) Student, Economics · (March 2013 - May 2013)

Tbilisi State University

Bachelor of Science - BSc, Physics · (2007 - 2011)